Exhibit (h.2)(iii)

FIRST AMENDMENT TO THE FUND ADMINISTRATION
AGREEMENT BETWEEN FIRSTAR TRUST COMPANY
AND KOPP FUNDS, INC.

WHEREAS, the above parties have entered into an Agreement dated October 1, 1997, where Firstar Trust Company ("FTC") has agreed to provide fund administration services to Kopp Funds, Inc. (the "Fund"); and

WHEREAS, the parties would like to further clarify the responsibilities of FTC and the Fund as it relates to the above referenced Agreement;

NOW THEREFORE, the Fund and FTC agree to amend section II.B.1.a.4) as follows:

FTC will only perform Code of Ethics monitoring for the disinterested directors of the Fund. All other Code of Ethics monitoring, including access person(s), will be performed by the Fund's investment advisor, Kopp Investment Advisors, Inc.

Dated this 9th day of February, 1998

KOPP FUNDS, INC.	FIRSTAR TRUST COMPANY

BY: /s/ Kathy Tillotson	BY: /s/ Joseph Neuberger

ATTEST: /s/ Carol Gehl	ATTEST: /s/ Carol Gehl